March 22, 2005


United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549
Attn:  James Allegretto

RE:      Delta Woodside Industries, Inc.
         Form 10-K for the year ended July 3, 2004
         Form 10-Q for the quarter ended October 2, 2004
         File No. 1-10095

Ladies and Gentlemen:

     Reference is made to the comment to the Form 10-K for the fiscal year ended July 3, 2004 received from the Staff of the Securities and Exchange Commission in a letter from Mike Moran, dated March 8, 2005 (the "Comment Letter"). The Company's response to the Staff's comment is as follows (with the comment reproduced for ease of reference):

                    FORM 10-K FOR THE YEAR ENDED JULY 3, 2004

Note G - Commitments and Contingencies

1. We note your response to prior comment 11. Please tell us how you account for the IDR bonds in the sale leaseback exchange, the bond amounts and the amounts of any items they offset. Also advise us of your basis for presuming that a legal right to offset exists. Include references to applicable accounting pronouncements to support your conclusions. Then tell us how you accounted for the sale and leaseback for each of the properties specifically as it relates to whether you have consummated each sale, the buyer's initial and continuing investments, your continuing involvement in the properties and the method for your recognition of profits, if applicable. Refer to SFAS's No. 66 and 98.

         RESPONSE:

         Note that the Fee in Lieu of Taxes (FILOT) arrangement is simply a transaction structured to have the taxing authority "own" the assets (real estate and equipment), so the Company can pay a fee in lieu of property taxes. However, the transaction has no substance in accounting.

         In the FILOT transaction, the Company's subsidiary, Delta Mills, transferred fee simple title to its South Carolina manufacturing facilities to three South Carolina counties (the "Counties"). The Counties issued an IDR bond (the "Bond") to the Company in the principal amount of $200 million "or so much thereof as has been advanced hereunder from time to time." The Company subsequently transferred the Bond to Delta Mills. The Counties leased the properties back to Delta Mills. The Company did not remove the properties from its balance sheet, nor did it receive cash or other assets creating a gain on the transaction. The Company recorded an asset (Investment in IDR bonds) and a liability (Long-Term Lease Obligation); however, the two offset and are not shown on the face of the balance sheet. The Bond and the lease are structured so that Delta Mills' lease payments to the Counties automatically equal the Counties' bond payments to Delta Mills. The bond by its terms does not specify a dollar amount for principal and interest payments but rather specifies that payments shall come solely from the revenues and receipts the Counties derive from the lease. Similarly, the lease does not specify a dollar amount for rent payments but rather specifies that rent shall be paid in such amounts and at such times as is necessary to pay the principal and interest, when due, on the Bond. The lease also provides that if Delta Mills holds the Bond, it shall offset its obligation to pay rent against its right to receive Bond payments. The Bond indenture contains a similar offset provision. The term of the lease is the same as the term of the Bond (which in both documents is twenty years from the date of the last advance under the Bond). The Bond is non-recourse to the Counties, so the only source of payment to Delta Mills of the Bond is the rent payments Delta Mills makes under the lease. The Counties also pledged all revenues under the lease (except for payments of certain administrative expenses, payments in lieu of taxes and certain indemnification payments, if any) as security for performance of their obligations under the Bond.

         Delta Mills continues to operate and control the properties subject to the FILOT as it did prior to its entry into the FILOT arrangement. The lease prohibits the Counties from transferring title to the properties to any third party. Delta Mills has an option to purchase some or all of the subject property at any time for an effective net price of one dollar. The total purchase price is an amount equal to one dollar plus the pro rata portion of outstanding principal and accrued and unpaid interest on the Bond and unpaid additional rent, if any, attributable to the portion of the property purchased; however, since all payments under the Bond are payable directly to Delta Mills, the net effect of Delta Mills' exercise of its purchase option is to retire the portion of the Bond attributable to the property purchased by making a net payment to the Counties of the single dollar. If Delta Mills elects to reacquire the property subject to the arrangement, it may also be required to make certain adjusting real property tax payments.

         SFAS No. 98 specifies the accounting by a seller-lessee for a sale-leaseback transaction involving real estate, including real estate with equipment. This statement provides that:

                  A sale-leaseback transaction must qualify as a sale under FASB Statement No. 66 before it is appropriate for the seller-lessee to account for the transaction as a sale. If the transaction does not qualify as a sale under Statement 66, it should be accounted for by the deposit method or as a financing.

                  A sale-leaseback transaction that includes any continuing involvement other than a normal leaseback in which the seller-lessee intends to actively use the property during the lease should be accounted for by the deposit method or as a financing.

         Under the FILOT program, ultimate ownership of the production facilities is not intended to remain with the Counties involved in the transaction. The bargain purchase option for $1 at any point in the lease term, the fact that under the terms of the lease the Company must, at its own expense, maintain the equipment and facility, the fact that no county is required to rebuild or make repairs or to make any expenditure whatsoever in connection with the lease or to maintain the facilities in any way, all support the conclusion that the Company has a significant continuing involvement in the facilities. In addition, no County can transfer title to the facilities to any third party and, if there is no default under the lease, the Company can, in its discretion, determine that items of lease equipment have become inadequate, obsolete, undesirable or unnecessary for operations and may remove such items, sell, trade-in, exchange or otherwise dispose of them without consent of any county. All of these factors indicate that these sale-leaseback transactions do not qualify as sales under SFAS No. 66 and should be classified as financing transactions. Accordingly, the Company did not recognize a sale for any of the properties involved in the FILOT transactions and no profits have been recognized relating to these transactions. All of the facilities are still recorded on our books and we continue to depreciate them.

         As far as the financing aspect of these transactions, no debt has been recorded because the Company, from the inception of the transactions has been the registered owner of the bonds. Under the terms of the lease agreement with the respective counties, (Section 5.02 of the agreement), "if the Tenant is the Registered Owner of all of the Bonds, the Tenant shall offset the obligation to make payments of Basic Rent hereunder with respect to the Bonds, or any Future Series, respectively, including without limitation amounts due pursuant to
         Section 10.03 hereof, against the Tenant's right to receive payments of the Bonds, or any Future Series, respectively." The Bond indenture contains a similar offset provision.

If you have any questions regarding these responses, please direct them to William H. Hardman, Jr., Chief Financial Officer, at 864-255-4127, or in his absence, to David Palmer, Controller, at 864-370-4719.


Sincerely,


/s/ William H. Hardman, Jr.
William H. Hardman, Jr.
Chief Financial Officer